Exhibit (a)(5)(F)

EFiled: Sep 25 2013 12:20PM EDT Transaction ID 54283139 Case No. 8944-

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

DCM MULTI-MANAGER FUND, LLC,))
)
Plaintiff,	)
)
v.	)
	)	C.A. No.
BOISE INC., CARL A. ALBERT, JASON G.	)
WEISS, JONATHAN W. BERGER, JACK	)
GOLDMAN, HEINRICH R. LENZ,	)
ALEXANDER TOELDTE, PACKAGING	)
CORPORATION OF AMERICA, and BEE	)
ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff DCM Multi-Manager Fund, LLC (“Plaintiff’), by its attorneys, for its complaint against defendants, alleges upon personal knowledge as to itself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of itself and all other similarly situated public stockholders of Boise Inc. (“Boise” or the “Company”) to enjoin the acquisition (the “Buyout”) of the publicly owned shares of Boise common stock by Packaging Corporation of America (“PCA”) and its wholly owned subsidiary, Bee Acquisition Corporation (“Merger Sub”). In pursuing the Buyout, each of the Defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to Plaintiff and the other public stockholders of Boise.

2. On September 16, 2013, Boise and PCA announced that they entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which PCA will commence a tender offer no later than ten days after the announcement. The Buyout has been approved by Boise’s Board of Directors (the “Board”). Under the terms of the Buyout, Boise stockholders will receive $12.55 in cash for each share of Boise common stock (the “Buyout Price”).

3. The Buyout is the product of a flawed process that is designed to ensure the sale of Boise to PCA on terms preferential PCA (which expects the Buyout to immediately add to its earnings) and beneficial to Boise’s insiders, but detrimental to Plaintiff and the other public stockholders of Boise. The majority of Boise’s Board were business partners, directors and/or principal stockholders of Aldabra 2 Acquisition Corp. (“Aldabra”), which was a publicly traded blank check company formed for the purpose of acquiring Boise Cascade, L.L.C. (“Boise Cascade”), the predecessor company to Boise. The four directors who were originally part of Aldabra now stand to make approximately $45 million in the Buyout.

4. Underscoring the inadequacy of the Buyout and the Board’s failure to maximize stockholder value, on September 24, 2013, Carlson Capital, L.P. (“Carlson Capital”), the beneficial owner of 6.7 million shares of Boise, representing approximately 6.6% of Boise’s outstanding shares, filed a Schedule 13D with the SEC detailing its plan not to tender its shares in the Buyout. In its letter, Carlson Capital states it’s belief that Boise is worth $14 to $17 per share, and that there are other more valuable strategic alternatives available to the Company.

5. Both the value to Boise’s stockholders contemplated in the Buyout and the buyer friendly terms of the Merger Agreement are fundamentally unfair to Plaintiff and the other public stockholders of the Company. For the reasons set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Buyout or, in the event the Buyout is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

THE PARTIES

6. Plaintiff DCM Multi-Manager Fund, LLC is and was, at all times relevant hereto, a holder of Boise common stock.

7. Boise is a Delaware corporation headquartered at 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702. Boise engages in the manufacture and sale of packaging and paper products in the United States, Europe, Mexico, and Canada. Boise common stock is traded on the NYSE under the symbol “BZ.” Boise is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by its Board of Directors, in violation of their fiduciary duties to Plaintiff and the other stockholders of Boise.

8. Defendant Carl A. Albert (“Albert”) has been director of Boise since 2007 and currently is the Board Chair. Albert is Chairperson of both the Executive Committee and the Nominating Committee, and a member of the Audit Committee, Compensation Committee, and Governance Committee. Albert was a director and principal stockholder of Aldabra. Albert serves on the Board of Great Lakes Dredge & Dock Corporation (“Great Lakes”) with Jason G. Weiss (“Weiss”) and Jonathan W. Berger (“Berger”).

9. Defendant Weiss has been a director of Boise since 2007. Weiss is a member of the Compensation Committee, Governance Committee and Nominating Committee. Weiss was co-founder, CEO, secretary and director of Aldabra. Weiss and Berger were involved in another blank check company, Aldabra Acquisition Corporation, which acquired Great Lakes in December 2006. Weiss serves on the board of Great Lakes with Albert and Berger.

10. Defendant Berger has been a director of Boise since 2007. Berger is the Chairperson of both the Audit Committee and Compensation Committee, and a member of the Executive Committee, the Governance Committee and the Nominating Committee. Berger was a director and principal stockholder of Aldabra. Berger and Weiss were involved in another blank check company, Aldabra Acquisition Corporation, which acquired Great Lakes in December 2006. Berger, who is both the CEO and a director of Great Lakes, serves on the board of Great Lakes with Albert and Weiss.

11. Defendant Jack Goldman (“Goldman”) has been a director of Boise since 2008. Goldman is a Chairperson of the Governance Committee and a member of the Audit Committee, Compensation Committee and Executive Committee. Goldman was a director of Aldabra.

12. Defendant Heinrich R. Lenz (“Lenz”) has been a director of Boise since 2010. Lenz is a member of Audit Committee and the Compensation Committee.

13. Defendant Alexander Toeldte (“Toeldte”) has been a director of Boise since 2008 and has served as Boise President and CEO since the Company’s inception. Toeldte is a member of the Executive Committee.

14. Defendant Jason G. Weiss (“Weiss”) has been a director of Boise since 2007. Weiss is a member of the Compensation Committee, Governance Committee and Nominating Committee. Weiss was co-founder, CEO, secretary and director of Aldabra.

15. Defendants Albert, Weiss, Berger, Goldman, Lenz, and Toeldte are referred to herein collectively as the “Individual Defendants.”

16. Defendant PCA is a Delaware corporation located at 1955 West Field Court, Lake Forest, Illinois 60045. PCA manufactures and sells containerboard and corrugated packaging products for industrial and consumer markets in the United States.

17. Defendant Merger Sub is a Delaware corporation that is a wholly owned subsidiary of PCA. Merger Sub is being used to facilitate the merger with Boise.

18. The Individual Defendants, Boise, PCA and Merger Sub are collectively referred to hereinafter as the “Defendants.”

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on behalf of itself and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

20. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of July 24, 2013, there were over 100 million shares of Boise common stock issued and outstanding, likely owned by thousands of stockholders.

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.

(d) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

21. There are questions of law and fact that are common to the Class including, inter alia, the following:

(a) Whether Defendants breached their fiduciary duties of due care and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the process implemented and set forth by the Defendants for the Buyout maximized stockholder value;

(c) Whether PCA and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and

(d) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

THE BUYOUT IS FLAWED AND UNFAIR AND THE PRODUCT OF THE

INDIVIDUAL DEFENDANTS’ BREACHES OF FIDUCIARY DUTY

Background of the Company

22. Boise is third-largest North American manufacturer of uncoated freesheet paper. Boise manufactures paper and packaging products, including papers used for communication (e.g., office papers, commercial printing papers, envelopes, forms, and newsprint) and packaging (e.g., label and release papers used for food labels and other applications).

23. Boise is a descendent of Boise Cascade. In 2003, Boise Cascade bought OfficeMax and eventually assumed the OfficeMax name. OfficeMax promptly sold most of its interest in the former Boise Cascade timberlands, paper-making business, and wood products and building materials distributions divisions to a Chicago private-equity company, Madison Dearborn Partner’s LLC (“Madison Dearborn”). Madison Dearborn then sold the paper, packaging and newsprint operation around 2008 to Aldabra, which took the Company public.

24. Aldabra, a publicly traded blank check company formed for the purpose of effecting the merger with Boise Cascade, was founded by Defendant Weiss and Nathan Leight, a former director of Boise. Albert and Berger were also part of this initial group of principal stockholders and directors of Aldabra. Goldman joined Aldabra as a director shortly thereafter.

25. In connection with Aldabra’s acquisition of Boise Cascade, on February 22, 2008, the Company entered into an investor rights agreement (“Investors Rights Agreement”) with Albert, Berger, Goldman, and Weiss, as well as two former directors of the Company (collectively, the “Aldabra Majority Holders”). Together the Aldabra Majority Holders controlled the majority of stock in Aldabra. The Investor Rights Agreement provides that the Aldabra Majority Holders have the right to designate directors to Boise’s board in an amount proportionate to the voting power of the shares they each hold. Pursuant to this right, Weiss serves on the Company’s board of directors as a representative of the Aldabra Majority Holders.

The Company’s Strong Prospects

26. The long-term prospects for Boise are positive. Despite some recent setbacks, the Company has reported record increases in sales and has recently invested over $100 million in one of its current plants, which is now expected to significantly increase production.

27. On February 26, 2013, the Company announced it year end 2012 results. In 2012, despite some margin compression in the Company’s packaging operations and declining prices in the Company’s paper business, Boise saw record annual sales of $2.56 billion, which was a 6% increase over 2011. Toeldte commented on these results, stating that, “[w]e were pleased with our overall 2012 operating results . . . [o]ur mills and converting operations ran well, and we reduced costs through productivity improvement by reducing usage of key raw materials. During the year, we generated significant free cash flow and returned capital to our shareholders through the payment of two special cash dividends totaling $1.20 per common share….”

28. On May 2, 2013, Boise reported its first quarter 2013 results. The Company reported a net loss of $1.2 million, compared with net income of $21.3 million, for the same period in 2012. According to the Company, this loss was caused by the maintenance costs at the Company’s mill in DeRidder, Louisiana, which occur once every five years and reduced first quarter results by $22.4 million. In addition, depreciation expense related to assets at Boise’s mill in International Falls, Minnesota, reduced results by $5.3 million. Commenting on these results, Toeldte stated that, “[w]e completed the DeRidder outage safely and on budget. Nevertheless, our first quarter results fell short of our expectations . . . [w]e experienced unfavorable mix changes in our Packaging segment that partially offset the benefits of the fall 2012 linerboard price increase. In addition, decreasing prices for uncoated freesheet negatively affected our results in Paper.”

29. The press release also announced Boise’s decision to invest between $110 and $120 million in the conversion of its idled newsprint machine at the Company’s mill DeRidder, Louisiana, to produce lightweight linerboard and corrugating medium. The Company stated that this investment is expected to increasing the mill’s overall containerboard output by approximately 300,000 tons.

30. On August 1, 2013, Boise released its second quarter 2013 results. Despite reporting another net loss, the Company saw increased sales. The Company’s revenue and earnings per share also increased from the previous quarter. Toeldte stated that the Company “grew both sales and margins in our Packaging business during second quarter. However, prices declined during the quarter in Paper . . . [t]he two, large strategic projects we announced in May are both proceeding as planned. At our mill in DeRidder, Louisiana, the conversion of an idled newsprint machine to lightweight linerboard and medium is on schedule and budget. Likewise, the closure of the machines in International Falls is progressing smoothly and on schedule for completion in early fourth quarter 2013. We continue to believe both these projects will enhance not only the competitiveness of these mills but also the competitiveness of the company overall.”

The Buyout

31. On September 16, 2013, the Company announced that it had agreed to the Buyout under which PCA will acquire Boise for $12.55 in cash for each share of Boise common stock.

32. The Buyout Price agreed to is woefully inadequate and offers less to Boise stockholders when compared to similar deals in the past several years. According to Bloomberg, the deal values Boise at 7.5 trailing 12-month EBITDA, compared to a median EBITDA multiple of 8.7 in four comparable takeovers valued at $500 million or more that were announced in the past five years.

33. With Boise’s impressive financial results and expectations for continued growth, it comes as no surprise that analysts see value in the stock. According to Thompson/First Call, at least one analyst has set a price target of $13 per share for Boise, which is above the Buyout Price. Likewise, the Company’s strength is further confirmed by the research reports issued by several ratings agencies. S&P Capital IQ rates Boise as “strong,” giving the company a score of a 98 out of possible 99 on their relative strength rank quantitative evaluation. The Street Ratings rates Boise stock as a “hold” because the Company’s strengths can be seen in multiple areas, such as its largely solid financial position with reasonable debt levels, good cash flow from operations and solid stock performance. Ford Equity Research rates the Company as a “hold” because of its positive earnings strength indicating improvement in future earnings growth. Additionally, Thomson Reuters mean recommendation from all analysts covering the Company is a “buy.”

34. Not surprisingly, a large stockholder has voiced a negative reaction to the Buyout. On September 24, 2013, Carlson Capital, an institutional asset management firm with approximately $7 billion under management that owns approximately 6.6% of Boise’s shares, filed a Schedule 13D with the SEC indicating that it: (i) currently does not plan to tender its shares in the Buyout; (ii) believes that a business separation would better enable Boise to participate in industry consolidation in a way that benefits current stockholder and is also superior to the transaction being proposed by PCA; and (iii) believes that Boise is worth $14 to $17 per share. In further support of its position, Carlson Capital stated that, “Boise shareholders seeking to validate our conclusion need look no further than the reaction in PCA’s share price last week: on the day of announcement, PCA’s equity value increased by nearly $600 million, an amount that is more than two times the dollar value of the takeover premium that will be paid by PCA to Boise’s shareholders.”

35. The Buyout, while detrimental to Boise’s current stockholders, will instantly benefit PAC. As a result of the Buyout, PAC’s acquisition of the Company is expected to add to its earnings immediately. PAC’s market presence will now expand into the Pacific Northwest, as well as, seeing its container board capacity increase 42% and its corrugated products volume increase by about 30%. Additionally, PAC is expected to benefit from over $105 million in synergies over the next three years. PAC is clearly getting a great deal here. Boise, with approximately $2.5 billion in annual sales, has agreed to sell itself in the Buyout for just approximately 0.5× its sales valuation. That is a huge discount to the 1.75× price-to-sales ratio at which PAC’s shares currently trade.

36. On the day the Buyout was announced, PAC’s share price increased more than 8%, indicating the market’s perception that PAC was getting a great deal on Boise.

37. Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their Boise common stock in the Buyout.

The Buyer-Friendly Terms of the Merger Agreement

38. On September 17, 2013, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. As part of the Merger Agreement, the Individual Defendants agreed to buyer-friendly deal terms, including a termination fee and a “no solicitation provision” that decrease the chance that a competing bidder emerges.

39. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s stockholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Boise stockholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

40. Plaintiff repeats and realleges each and every allegation set forth herein.

41. The Individual Defendants have violated the fiduciary duties owed to the public stockholders of Boise and have acted to put their personal interests ahead of the interests of Boise stockholders or acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of Boise’s stockholders are properly protected and have embarked on a process that avoids competitive bidding and provides PAC with an unfair advantage by effectively excluding other alternative proposals.

42. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Boise investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

43. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

44. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Boise’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

45. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

COUNT II

Claim Against PAC and Merger Sub for Aiding and Abetting

the Individual Defendants’ Breaches of Fiduciary Duties

46. Plaintiff repeats and realleges each and every allegation set forth herein.

47. The Individual Defendants breached their fiduciary duties to the Boise stockholders by the wrongful actions alleged herein.

48. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of the PAC and Merger Sub, which, therefore, aided and abetted such breaches through entering into the Buyout.

49. PAC and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Boise stockholders.

50. PAC and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Boise stockholders.

51. As a result of the PAC’s and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining maximum value.

52. As a result of the unlawful actions of PAC and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the maximum value for their equity ownership in the Company. Unless enjoined by the Court, PAC and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value.

53. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as Class representative and its counsel as Class counsel;

B. Permanently enjoining the Defendants and all those acting in concert with them from consummating the Buyout;

C. To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit their ability to maximize value for Boise stockholders;

E. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar. No. 3558) 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899-1070 (302) 656-4433 Counsel for Plaintiff

OF COUNSEL:

GARDY & NOTIS, LLP

Mark C. Gardy

James S. Notis

Charles A. Germershausen

560 Sylvan Avenue, Suite 3085

Englewood Cliffs, NJ 07632

(201) 567-7377

September 25, 2013

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